

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2013

<u>Via E-mail</u>
Mr. Robert Lewis
Chief Financial Officer
Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

      Re: Rubicon Minerals Corporation
             Form 40-F for the Fiscal Year Ended December 31, 2011
             Filed March 28, 2012
             File No. 001-32292

Dear Mr. Lewis:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining